UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 7, 2003

Fairfield Manufacturing Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-62598	63-0500160
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employee Identification No.)

U.S. 52 South, Lafayette, IN, 47909
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (765) 772-4000

Item 5. <u>Other Events</u>.

Attached as Exhibit 99.1 is a copy of a press release dated February 7, 2003.

Item 7. <u>Financial Statements and Exhibits</u>.

(c) Exhibit.

99.1   Press release of Fairfield Manufacturing Company, Inc. issued February 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRFIELD MANUFACTURING
COMPANY, INC.

Date: February 7, 2003

By: /s/ Richard A. Bush
      Name: Richard A. Bush
      Title: Vice President and
              Chief Financial Officer